UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 5

                    Under the Securities Exchange Act of 1934

                               VAALCO ENERGY, INC.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    91851C201
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                  140 Broadway
                            New York, New York 10005
                                 (212) 493-8400
                          -----------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 22, 2005
                          -----------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13-d1(g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         91851C201                                                    2

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         THE 1818 FUND II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not applicable.
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        -0-
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    3

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not applicable.
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        -0-
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    4

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         T. MICHAEL LONG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not applicable.
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        -0-
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    5

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not applicable.
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        -0-
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    6

                  The undersigned hereby amend their Statement on Schedule 13D filed on May 1, 1998, as amended by Amendment No. 1 thereto filed on May 29, 1998, as amended by Amendment No. 2 thereto filed on June 24, 2002 and as amended by Amendment No. 3 thereto filed on August 28, 2002 (the "Schedule 13D"), with the Securities and Exchange Commission in respect of the Common Stock, par value $.10 per share, of Vaalco Energy, Inc., on behalf of The 1818 Fund II, L.P., Brown Brothers Harriman & Co., T. Michael Long and Lawrence C. Tucker. Amendment No. 4 was erroneously filed on Schedule 13G on February 4, 2005. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3. This Amendment No. 5 represents the final amendment with respect to the Reporting Persons.

                  The information set forth in Schedule 13D is hereby amended as follows:

ITEM 1.   SECURITY AND ISSUER.

                  Item 1 is hereby amended and supplemented by the addition of the following:

                  As discussed in Item 4 below, the Reporting Persons have disposed of 36,513,440 shares of Common Stock of the Company, which was the total aggregate amount of shares of Common Stock of the Company that was held directly by the Fund and that was held by the Fund beneficially through its ownership of the Warrant and the Preferred Stock. Accordingly, this Amendment No. 5 is the Reporting Persons' final amendment to the Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

                  No change.

CUSIP No.         91851C201                                                    7

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No change.

ITEM 4.   PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and restated in its entirety as follows:

                  On March 17, 2005, the Fund exercised the Warrant by cashless exercise in accordance with the terms of the Warrant for an aggregate of 4,635,244 shares of Common Stock of the Company (net of 614,755 shares forfeited to the Company in connection with the cashless exercise of the Warrant), and converted the Preferred Stock into an aggregate of 18,334,250 shares of Common Stock of the Company for no additional consideration in accordance with the terms of the Preferred Stock. Following the cashless exercise of the Warrant and the conversion of the Preferred Stock, on March 22, 2005, the Fund disposed of all 35,898,685 shares of Common Stock of the Company held by it at $3.85 per share in a series of block trades under a registration statement filed by the Company with the Commission on December 27, 2005 (the "Registration Statement") that were arranged by a broker. As a result of these transactions, as of March 22, 2005, the Reporting Persons no longer beneficially own any outstanding shares of Common Stock of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  As discussed in Item 4 above, as of March 22, 2005, none of the Reporting Persons beneficially owns any outstanding shares of Common Stock of the Company. To the best knowledge of the Reporting Persons, none of the Reporting Persons, their respective executive officers, general partners or managing directors (each, as applicable)

CUSIP No.         91851C201                                                    8

has effected any other transactions with respect to the Warrant, the Preferred Stock and the Common Stock of the Company in the past sixty days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and supplemented as follows:

                  As discussed in Item 4 above, the Fund has disposed of all of the shares of Common Stock of the Company held by it in a series of block trades under the Registration Statement, which was filed pursuant to the terms of the Amended Registration Rights Agreement. The Company agreed pursuant to the terms of the Amended Registration Rights Agreement to indemnify the Fund, any underwriter and any person controlling the Fund or any such underwriter and their respective directors, officers, partners, members, agents and affiliates, against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and otherwise relating to untrue statements of material fact or any material omissions in any registration statement under which Common Stock of the Company was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto.

                  In connection with the transactions described in Item 4 above, the contracts, arrangements, understandings and relationships described in this
Item 6, other than the Amended Registration Rights Agreement, have been terminated with respect to any Reporting Person, its executive officers, general partners or managing directors (each, as applicable), and, except for the Amended Registration Rights Agreement and as described in the preceding paragraph, to the best knowledge of the Reporting Persons, there are currently no contracts, arrangements, understandings or relationships between

CUSIP No.         91851C201                                                    9

any Reporting Person, its executive officers, general partners or managing directors (each, as applicable) and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  None.

CUSIP No.         91851C201                                                   10

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2005
                                   THE 1818 FUND II, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   /s/ T. Michael Long
                                   --------------------------------------------
                                   T. Michael Long

                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                   Lawrence C. Tucker